Orion Office REIT Inc. 2398 E. Camelback Road, Suite 1060, Phoenix, AZ 85016 New York Stock Exchange Symbol “ONL” July 19, 2024 VIA ELECTRONIC TRANSMISSION (EDGAR) Peter McPhun Accountant U. S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Re: Orion Office REIT Inc. Form 10-K for the year ended December 31, 2023 Filed February 27, 2024 File No. 001-40873 Dear Mr. McPhun: I am in receipt of the Division of Corporation Finance’s (“your” or the “Staff”) comment letter dated July 12, 2024 with respect to Orion Office REIT Inc.’s (“we” or “Orion”) Form 10-K for the year ended December 31, 2023 (File No. 001-40873), submitted to the U.S. Securities and Exchange Commission on February 27, 2024 (the “10-K”). Set forth below is Orion’s response to your comment. For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text. All references to page numbers and captions correspond to the 10-K unless otherwise specified. Form 10-K for the year ended December 31, 2023 Item 2. Properties, page 25 1. We note your response to prior comment 5. As previously stated, please tell us, and in future filings, please disclose, the class of office buildings in each portfolio, or advise. Response: We acknowledge the Staff’s comment, and we note as an initial matter the following disclosure which we added to our Form 10-Q for the quarter ended March 31, 2024 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors That May Influence Our Operating Results and Financial Condition – Economic Environment and Tenant Retention”. “As of March 31, 2024, 59.3%, 35.0% and 5.7% of our office buildings by square feet were classified as class A, class B and class C, respectively, as determined by the most recent appraisals of the properties.”

2 The appraisals we receive of our properties include assessments of the classification of the quality of our office buildings. We have found our appraisals to be the most accurate source for this data as opposed to other third party sources, like Co-Star. The classifications of the quality of our properties are subjective and subject to change, for example, as a result of the passage of time or due to capital improvements at the properties. We do not routinely obtain updates of our appraisals and we are unable to provide information to correct or update such classifications. While we believe the classifications of our office portfolio provides useful information to investors on a total portfolio basis, we have concerns that more detailed disclosures of classifications such as by property type or on a property-by-property basis will include inaccuracies and is less reliable and thus not useful to investors. * * * * On behalf of Orion, I hereby acknowledge that:  Orion is responsible for the adequacy and accuracy of the disclosure in the filings;  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and  Orion may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please let me know if you have any questions. Sincerely, /s/ Gavin B. Brandon Gavin B. Brandon cc: Jennifer Monick Kibum Park Dorrie Yale Paul McDowell Paul Hughes Kate Saltz, Hunton Andrews Kurth LLP